UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*
Under the Securities Exchange Act of 1934
Elanco Animal Health Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

28414H103
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, NY 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

September 29, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28414H103	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 28414H103	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 28414H103	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 28414H103	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 28414H103	SCHEDULE 13D	Page 6 of 12
Item 1.        Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Elanco Animal Health Incorporated (the “Issuer”). The principal executive offices of the Issuer are located at 2500 Innovation Way, Greenfield, Indiana 46140.

Item 2.        Identity and Background

(a), (f) This statement is being filed by:
(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);
(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);
(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and
(iv)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, a copy of which is filed herewith as Exhibit 99.1.
(b) The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), SH Sagamore Master V Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Sagamore Master V”), and SH Old Quarry Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Old Quarry Master” and together with SH, SHM and Sagamore Master V, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 28414H103	SCHEDULE 13D	Page 7 of 12
Item 3.        Source and Amount of Funds or Other Consideration
The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock, the Cash Settled Swaps (as defined below) and the Physically Settled Swaps (as defined below) referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $1,214,241,059. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.        Purpose of Transaction
The responses to Item 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
The Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.
The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.        Interest in Securities of the Issuer
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 27,835,500 shares of Common Stock (the “Subject Shares”), including 24,300,000 shares of Common Stock underlying Physically Settled Swaps. The Subject Shares collectively represent approximately 5.9% of the outstanding shares of Common Stock based on 471,848,813 shares of Common Stock outstanding as of August 1, 2020, representing 398,902,384 shares of Common Stock outstanding as of July 27, 2020 as reported by Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, plus 72,946,429 shares of Common Stock issued by Issuer to Bayer World Investments B.V. on August 1, 2020, as disclosed by Issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2020.

CUSIP No. 28414H103	SCHEDULE 13D	Page 8 of 12
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 11,000,000 of the Subject Shares, which are shares of Common Stock underlying Physically Settled Swaps, constituting 2.3% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.
(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions by the Reporting Persons in the Common Stock during the past sixty days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

CUSIP No. 28414H103	SCHEDULE 13D	Page 9 of 12
Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The responses to Item 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
The Sachem Head Funds have entered into physically settled swaps (the “Physically Settled Swaps”) referencing 24,300,000 shares of Common Stock in the aggregate that the Reporting Persons may be deemed to beneficially own. Under the terms of each Physically Settled Swap, upon settlement, (i) a Sachem Head Fund will be obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest at the rate set forth in the applicable contracts and (ii) the counterparty will be obligated to deliver to a Sachem Head Fund the specified notional number of shares and to pay to a Sachem Head Fund an amount equal to dividends paid on the specified notional number of shares.  The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.
Old Quarry Master and Sagamore Master V have entered into cash-settled total return swaps (the “Cash Settled Swaps”) referencing 15,022,790 shares of Common Stock in the aggregate. Under the terms of each Cash Settled Swap, upon settlement, (i) Old Quarry Master or Sagamore Master V will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Old Quarry Master or Sagamore Master V any positive price performance of the specified notional number of shares subject to the Cash Settled Swaps. Any dividends received by the counterparty on such notional shares during the term of the Cash Settled Swaps will be paid to Old Quarry Master or Sagamore Master V. All balances will be settled in cash. The counterparties to the Cash Settled Swaps are unaffiliated third party financial institutions. The Cash Settled Swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the Cash Settled Swap contracts or shares of other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 28414H103	SCHEDULE 13D	Page 10 of 12
Item 7.        Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.

CUSIP No. 28414H103	SCHEDULE 13D	Page 11 of 12

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 7, 2020
SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

CUSIP No. 28414H103	SCHEDULE 13D	Page 12 of 12

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.